EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of IBERIABANK Corporation and subsidiaries for the registration of shares of common stock, shares of serial preferred stock, depositary shares, rights, warrants and units, and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements of IBERIABANK Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of IBERIABANK Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 2, 2015